

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 7, 2008

Green Dragon Wood Products, Inc.
Attention: Kwok Leung Lee, President
c/o Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Blvd. South, #162
South Pasadena, FL 33707

Re: Green Dragon Wood Products, Inc.
Registration Statement on Form SB-2
Filed December 11, 2007
File No. 333-147988

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide a consent from your independent registered public accounting firm in accordance with Item 601(b)(23) of Regulation S-B.

Prospectus Cover Page

2.   Please delete the sentence in the first paragraph and elsewhere in the filing stating that the selling shareholders are not considered underwriters. In the Plan of Distribution section, revise to state that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Risk Factors, page 3

3.   Please add a risk factor addressing any difficulties investors may have in effecting
        service of legal process, enforcing foreign judgments or bringing original legal actions in
        China based upon U.S. laws, including the federal securities laws or other foreign laws,
        against the company.

4.   Please add a risk factor regarding your significant accounts receivables.

(17) Conflict With Native Communities . . . , page 6

5.   Please revise this risk factor to explain how any deterioration in the registrant's
        relationships with indigenous peoples could adversely affect the registrant.

Selling Security Holders, page 10

6.   Please describe the transactions and any related agreements pursuant to which the selling
        shareholders acquired their shares. File any such agreements as exhibits. In addition,
        please indicate whether there are, or during the past three years there have been, any
        material relationships between any of the selling security holders and the registrant or
        any of its predecessors or affiliates. For example, disclose whether any of the selling
        shareholders are related to your counsel. For further information, please see Item 507 of
        Regulation S-B.

Market for Common Equity And Related Stockholder Matters, page 13

7.   We note that on pages 13 and 24 of the prospectus you indicate that the registrant did not
        pay any cash dividends during 2006 and 2007 and that the registrant does not currently
        anticipate paying any cash dividends in the future. We further note, however, that on
        page 21 of the prospectus, in the statement of operations table, there is a line item for the
        six months ended September 30, 2007 for an interim cash dividend of $1,932,000. Please
        reconcile these disclosures and, if material, please address the interim cash dividend of
        $1,932,000 in the management's discussion and analysis of financial condition section of
        the prospectus. In addition, since the registrant uses March 31 for its fiscal year end, in
        the prospectus please be sure to distinguish between fiscal years and calendar years
        when, for example, discussing the payment of dividends and other matters.

Interest of Named Experts And Counsel, page 14

8.   On page 14 of the prospectus you indicate that Diane J. Harrison, Esq., has no "direct
        interest" in the registrant. Please revise the disclosure to also address whether Ms.
        Harrison has any indirect interest in the registrant. For further information, please see
        Item 509 of Regulation S-B.

Description of Business, page 15

9.   Please describe the share exchange in greater detail. For example, disclose the 80-for-1 share exchange and explain how this amount was determined.

10.   Please revise the prospectus to elaborate on the nature of the registrant's business, particularly the registrant's relationships with its customers and suppliers, including the following:

> • When the registrant imports or exports timber and wood veneer, does the registrant act as a principal or as an agent, or does the capacity in which the registrant acts vary from customer to customer?
>
> • Does the registrant ever take title to the items that it trades and, if it does, under what circumstances?
>
> • When, if ever, does the registrant bear the risk of loss for items that it trades?
>
> • If the registrant is exposed to such risk, how does the registrant mitigate this risk?

For further information, please see Item 101(b) of Regulation S-B.

11.   Please confirm that the registrant does not manufacture any products. There are a number of references in the prospectus that seem to suggest that the registrant is engaged in the manufacture of products, including, for example, references in the third, fourth, seventh and ninth risk factors and throughout the description of the registrant's business. If the registrant does not manufacture products, please revise the prospectus accordingly to eliminate any references that suggest otherwise. If the registrant does manufacture products, please revise the prospectus accordingly, being sure to address the difference between references to "products" and "finished products."

Dependence on Limited Customers, page 16

12.   Please reconcile the first sentence in your disclosure about the registrant's dependence on a limited number of customers, in which you indicate that the registrant is not dependent on a limited number of customers, with the remainder of the paragraph, which indicates that the registrant does approximately two-thirds of its business with just two customers. Please revise the disclosure in the prospectus accordingly. In addition, please include a risk factor to address the registrant's dependence on two customers for approximately two-thirds of its business. Disclose whether you have any material agreements for the sales to your customers.

Need for Government Approval . . . , page 17

13.   Please describe what burdens, if any, existing or probable import/export and environmental regulations place or may place on the registrant's business. For further information, please see Item 101(b)(9) of Regulation S-B.

Our Employees, page 18

14.   We note that on page 18 of the prospectus you state that "Mr. Lee our CEO/President/Director and Ms. Law, a Director and 15% shareholder in our company . . . are not receiving pay or other stock benefits for their performance." Please reconcile and, as necessary, revise this disclosure in view of the compensation information for Mr. Lee and Ms. Law provided on pages 15 and 25 of the prospectus.

15.   Please indicate whether, in addition to its employees, the registrant uses independent sales agents. We note that on page 3 of the prospectus, in the second risk factor, you make reference to the registrant using both "commission-based sales agents" and an "in-house sales person," however there does not appear to be any discussion of sales agents in the description of the registrant's business. If the registrant uses sales agents, and they are material to its business, please revise the description of the registrant's business to describe the material terms of the registrant's relationship with its sales agents.

Government Regulation, page 18

16.   We note that you identify a number of government regulations relating to timber and wood veneers. Please expand your discussion of these regulations to explain how they impact the registrant's business. For further information, please see Item 101(b)(9) of Regulation S-B.

Management's Discussion And Analysis of Financial Condition, page 19

17.   Please revise your summary tables on pages 2 and 19 to properly reflect the nature of each caption. In this regard, we note that your "Net Income (Loss)" caption includes the adjustments to Other Comprehensive Income (Loss) (OCI) and "Total Expense" caption includes other income as well as the OCI adjustments.

18.   Given the $1.9 million interim dividend paid during the period ended September 30, 2007; please revise your discussion of dividends throughout the filing to consistently disclose your past history of paying dividends and your future plans. We note the apparent inconsistencies with your disclosures on pages 13 and 24 and the September 30, 2007 financial statements.

19.   Please elaborate on the sources of the registrant's net income, being sure to indicate the circumstances, if any, under which the registrant receives sales commissions or similar payments. For further information, please see Items 101(b) and 301 of Regulation S-B.

20.   Please identify any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the registrant's short-term or long-term liquidity, net sales, revenues or income from continuing operations. For further information, please see Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 22

21.   Please discuss your accounts receivable as a percentage of sales and explain why they are so high compared to your total assets.

Description of Property, page 23

22.   We note that there are several references to warehouses on page 16 of the prospectus. However, there is no discussion of warehouses in the description of the registrant's properties on page 23 of the prospectus. Please revise the description of the registrant's properties to include any warehouses owned or leased by the registrant, if such warehouses are material to the registrant's business. For further information, please see Item 102 of Regulation S-B.

Certain Relationships and Related Transactions, page 23

23.   Please expand your discussion of the registrant's transactions with related persons. In particular, please provide more information about the loans made by the registrant's chief executive officer to the registrant, as well as the transactions between the registrant and the entities controlled by the spouse of the registrant's chief executive officer. If there are any agreements between or among such parties, please file as exhibits to the registration statement. For further information, please see Items 404 and 601(b)(10) of Regulation S-B.

24.   Please state the names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the small business issuer and the nature and amount of any assets, services or other consideration therefore received or to be received by the small business issuer. We note, for example, that counsel was issued shares in the 2007 share exchange. See Item 404(c) of Regulation S-B

Disclosure Controls and Procedures, page 26

25.   Please revise to clearly disclose management's assessment of disclosure controls and procedures as effective or ineffective. See Item 307 of Regulation S-B.

Internal Control Over Financial Reporting, page 26

26.   Please revise to clearly disclose whether there were changes in your internal controls over financial reporting during the last fiscal quarter. See Item 308(c) of Regulation S-B.

Where You Can Find Further Information, page 27

27.   Please revise the last sentence in this section that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Financial Statements

28.   Please combine the annual financial statements for the years ended March 31, 2007 and 2006 in order to enable your readers to more easily review your comparative financial information.

29.   Please revise your interim and annual cash flow statements to reclassify bank overdrafts, import loans, and dividend paid to financing activities. See paragraphs 18 – 19 of SFAS 95.

30.   Please provide a reconciliation from the statutory tax rate to your effective tax rate as required by paragraph 47 of SFAS 109 for each period presented. Revise your MD&A disclosures to explain tax variances by specifically referencing changes in the effective tax rate. Specifically address why the provision for income taxes was zero for the period ended September 30, 2007.

31.   We note your discussion of recent accounting pronouncements on pages F-10, F-25, and F-39. Please include a discussion of the FASB Statements issued subsequent to SFAS 154 as well as any other pronouncements issued recently by the FASB (FINs or FSPs), EITF, AICPA, or SEC that have impacted or will impact the Company upon adoption.

32.   Please disclose the material terms of each of your loans including the maturity and whether the rate is fixed or variable.

33.   We note your discussion of wood logs and veneer in the Description of Business and other sections throughout the filing.

- Please tell us what considerations you gave to whether these represent two operating segments under paragraph 10 of SFAS 131.

- Tell us what discrete financial information is prepared at the business level and explain to us who utilizes this information and for what purpose.

- Tell us what consideration you gave to providing the product line and geographic enterprise-wide disclosures as outlined in paragraphs 37-38 of SFAS 131.

Report of Independent Registered Public Accounting Firm, page F-2

34.   Please have your auditors revise their report to properly identify the interim periods
        covered in their review.

Balance Sheet, page F-3

35.   We note your accounts receivable balance at September 30, 2007 represents over 90% of
        your revenues for the six month period. This appears to be a significant increase as
        compared to 40% of the annual revenues for the fiscal years ended March 31, 2007 and
        2006. Please disclose the reasons for the increase in accounts receivable as a percentage
        of revenues for the period ended September 30, 2007. Specifically address whether there
        has been a change in repayment terms or an increase in aging of the receivables portfolio.

36.   Please tell us why you have not provided an allowance for doubtful accounts given the
        significance of the accounts receivable balance and the apparent decrease in your
        accounts receivable turnover. Also please tell us your history of write-offs related to bad
        debts.

Statement of Changes in Stockholder's Equity and Comprehensive Income, page F-6

37.   We note on pages F-30 and 36 that the company sold an additional 12,500 shares of
        common stock during August of 2007. Please tell us where this capital transaction has
        been recorded.

Report of Independent Registered Public Accounting Firm, page F-16

38.   Please have your auditors revise their audit report to include a conformed signature in
        accordance with Article 2-02 or Regulation S-X.

39.   Based on the date you engaged your auditors as disclosed on page 27 and the audit report
        date, tell us how they were able to complete the audit in one day.

40.   We note your independent accountant, Madsen & Associates CPA's, Inc. is duly
        registered and in good standing to practice in Utah. However, Madsen & Associates
        CPA's, Inc. is not currently licensed in Florida where your company is incorporated.
        Tell us why you selected a Utah based accounting firm to audit the financial statements
        of a Florida company. Tell us where the audit was physically performed. Also, tell us
        where the operations and assets of your company are physically located. Please note that
        it is your responsibility to provide financial statements audited by an auditor who meets
        the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the
        requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you
        gave to Florida state laws governing audits of Florida companies performed by
        accountants from other states.

Part II, Recent Sales of Unregistered Securities, page 35

41.   Please provide the information required by Item 701 of Regulation S-B. For example:

- Describe the facts underpinning the registrant's use of exemptions from the registration requirements of Section 5 of the Securities Act.

- Identify the persons or class of persons to whom the small business issuer sold the securities.

- Describe the transaction and the type and amount of consideration received by the company.

42.   Please review the form of the exhibits submitted via EDGAR and available online. The materials available online on EDGAR do not appear to fully match the index to exhibits in the registration statement. Also file the final executed versions of the exhibits, since some agreements appear to be drafts.

Exhibit 5 – Legal Opinion

43.   Please delete the assumption that no person or party has taken any action inconsistent with the terms of the described documents or prohibited by law.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director